[redacted]

SECUR 13011962 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FATOR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5TH Avenue, Suite 1520

(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Webb - CEO (646)205-1160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Webb - CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fator Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

MIRIAM O. HYMAN
Notary Public, State of New York
No. 31-4667845
Qualified in New York County
Commission Expires 3/07/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

FATOR SECURITIES, LLC

CONTENTS

DB

Demetrius Berkower LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Fator Securities LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of **Fator Securities LLC** (the "Company"), as of December 31, 2012 and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition and the related notes to the statement of financial condition in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition and the related notes to the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

Opinion

In our opinion, the statement of financial condition and the related notes to the statement of financial condition referred to above present fairly, in all material respects, the financial position of **Fator Securities LLC** as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information contained in the supplementary schedules I and II has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules I and II is fairly stated in all material respects in relation to the statement of financial condition.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
April 1, 2013

FATOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash and cash equivalents	$ 613,671
Deposit with clearing organization	206,550
Receivable from clearing organization	5,024
Commissions and other receivables	21,552
Due from related party	16,084
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $257,876)	104,217
Prepaid expenses	23,787
Other assets	118,266
Total assets	$ 1,109,151
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 548,389
Deferred rent	45,140
Total liabilities	593,529
Member's equity	515,622
Total liabilities and member's equity	$ 1,109,151

See accompanying notes to statement of financial condition.

1. Nature of Operations and Summary of Significant Accounting Policies

Fator Securities, LLC (the "Company") was formed in Delaware on February 14, 2006. During 2012 the Company became a wholly owned subsidiary of Fator Empreendimentos LLC (the "Member"), a holding company which is affiliated with the Fator Group, one of the largest broker-dealers in Brazil. The Company is located in New York City, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that buys and sells securities primarily for institutional investors in the United States of America. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3 (k)(2)(ii). The Company does not maintain possession and control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market account to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	6 years	Straight-line

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization and Commissions and Other Receivables

The Company carries its receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. As of December 31, 2012, receivables were considered fully collectible, and accordingly, no allowance was established.

Income Taxes and Deferred Taxes

The Company is an LLC and elected to be treated as a corporation for tax purposes. The Company complies with accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2009.

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2012:

Computer hardware	$ 149,653
Computer software	19,222
Furniture and fixtures	90,782
Leasehold improvements	102,436
	362,093
Less: Accumulated depreciation and amortization	(257,876)
	$ 104,217

3. Income Taxes

At December 31, 2012, the Company has a federal net operating loss carry forward ("NOL") subject to utilization under the Internal Revenue Code of approximately $7,282,000 for federal and state income tax purposes, which expire in the years leading up to 2031. The Company also has deferred start-up costs for income tax purposes and has elected to amortize such costs over a period of 180 months in accordance with Section 195(b) of the Internal Revenue Code. At December 31, 2012, the Company had unamortized start-up costs of approximately $163,000 for federal and state income tax purposes. Additionally, the Company has a foreign tax credit carry-forward of $928,000. The NOL and deferred start-up costs and foreign tax credit carry-forward create a cumulative deferred tax asset of approximately $4,342,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased by approximately $1,074,000 from $3,268,000 in 2011 to $4,342,000 in 2012.

4. Commitments and Contingencies

The Company leases its office space under an operating lease for a term of six years which expires on June 30, 2016. Monthly rental payments start from approximately $14,029 and escalate to approximately $16,111 by the end of the term. The Company recognizes rent on a straight line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payment is included in deferred rent in the statement of financial condition.

Future minimum lease payments are as follows:

Year Ended December 31,	Amount
2013	$ 179,351
2014	183,538
2015	187,828
2016	95,560
Total	$ 646,277

4. Commitments and Contingencies (Continued)

From time to time, lawsuits are threatened or filed against the Company in the ordinary course of business. Such lawsuits typically involve claims from former or current employees, and vendors related to issues common to the financial services industry. A number of such claims may exist at any given time. Although there can be no assurance as to the ultimate disposition of these matters, it is management's opinion, based upon the information available at this time that the expected outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

5. Loss from Misappropriation of Assets

The Company was subject to an alleged employee misappropriation scheme and as a result has incurred aggregate losses of approximately $1,430,000 over a several year period. In connection with the misappropriation scheme, the Company has given written notice to its fidelity bond insurance company. The Company has a policy that provides for a limit liability of $600,000 and a single loss deductible of $10,000. As of December 31, 2012, no amounts have been recognized for possible collections of any claims as it is too early for management to determine if any settlement will be awarded in favor of the Company.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3 percent of aggregate indebtedness or $250,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $227,585, which was ($22,415) below its minimum requirement of $250,000. In addition, for the period from February 2 through February 14, 2012, the Company had a net capital deficiency of $97,175 and for the period from February 18, 2012 to February 29, 2012, the Company had a net capital deficiency of $96,184. On March 1, 2012, the Company received capital contributions of $170,000 which cured its net capital deficiencies. For the period from January 1, 2013 to March 18, 2013, the Company had net capital deficiencies. As of March 18, 2013, the Company had a net capital deficiency of $107,159. On March 19, 2013, the Company received capital contributions of $250,000 which cured its net capital deficiencies.

7. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transaction to clearing organizations on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organizations for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral on the customers' accounts.

8. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

9. Related Party Transactions

Due from Related Party

The Company introduces certain of its securities transactions to an affiliate who acts as a clearing broker in the Brazilian market. The company had an amount due from their affiliate of $16,084 resulting from these commissions.

FATOR SECURITIES, LLC

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2012
Member's equity		$ 515,622
Deductions		
Non-allowable assets:		
Commisison and other receivables		21,552
Due from related party, net		16,084
Furniture, equipment and leasehold improvements, net		104,217
Prepaid expenses		23,787
Other assets		118,266
Total non-allowable assets		283,906
Net capital before haircuts		231,716
Haircuts on money market funds		4,131
Net capital		$ 227,585
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 548,389	
Deferred rent	45,140	
		$ 593,529
Computation of basic net capital requirements		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000 minimum dollar net capital)		$ 250,000
Net capital deficiency		$ (22,415)
Percentage of aggregate indebtedness to net capital		260.79%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Amended Form X-17A-5, Part II-A filing as of December 31, 2012.

FATOR SECURITIES, LLC

SCHEDULE II - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

December 31, 2012

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

FATOR SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2012

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)

To the Member and Board of Directors of
Fator Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Amended Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by **Fator Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Fator Securities, LLC's** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the unaudited Form X-17A-5 for the fiscal year ending December 31, 2012, as applicable with the amounts reported in Amended Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
April 1, 2013

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

FATOR SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2012

	Date Paid or Filed	Payment Made (Credit)	Annual Assessments Per Report
SIPC-6 general assessment for the first half of the year ending December 31, 2012	July 26, 2012	$ 5,428	$ -
SIPC-7 general assessment for the fiscal year ending December 31, 2012	March 20, 2013	3,639	-
SIPC-7 general assessment, as amended for the fiscal year ending December 31, 2012	March 28, 2013	(38)	9,029
		$ 9,029	$ 9,029

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation pursuant to Securities and Exchange Commision Rule 17a-5(e)(4).

FATOR SECURITIES, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2012

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member and Board of Directors of
Fator Securities, LLC

In planning and performing our audit of the financial statements of **Fator Securities, LLC** (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

We identified certain deficiencies in internal control that we consider to be material weaknesses and communicated them in writing to management and those charged with governance. The Company had a lack of monitoring procedures for cash disbursements which resulted in an alleged employee misappropriation of assets and a resultant deficiency in the Company's minimum net capital required by Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)(ii). At December 31, 2012, the Company had a net capital deficiency of $22,415. For the period from January 1, 2013 through March 18, 2013 the Company had net capital deficiencies. As of March 18, 2013 the Company had a net capital deficiency of $107,159. The Company had additional unrelated net capital deficiencies for the period from February 2, 2012 through February 14, 2012 of $97,175 and for the period from February 18, 2012 to February 29, 2012 of $96,184 due to a miscalculation of accrued liabilities.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were not adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
April 1, 2013